UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on health care benefits (AMS)

Rio de Janeiro, April 29, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors approved a new management model for AMS – Multidisciplinary Health Care, by establishing a new civil, non-profit association, maintaining the self-management modality.

The model change aims to provide greater corporate security with technology, governance and compliance, through a professional management and expertise in supplementary health care, enabling the quality improvement of services and assistance to beneficiaries, as well as greater transparency in its management, cost efficiency and risk segregation. It should be noted that there will be no change in the benefit or its scope after the transfer to the new management model.

Currently, the AMS management is carried out by the Human Resources department of the company, under a HR self-management model, and based on self-sustainability principles. In this model, there are no equity requirements enacted by the National Supplementary Health Agency (ANS), since the benefit management is internal, whereas in the operator’s self-management model – in this case, a civil association – it will be required to establish guarantees pursuant to the rules of such Agency.

The company will assess, within the framework of the transition plan and implementation of the new model, the possibilities to optimize the payment of contributions and guarantees required by the regulation for the appropriate planning of this expense.

The company will seek a present value of the potential savings in 10 years of at least R$ 6.2 billion.

The obligation to remeasure the post-employment liabilities in the sponsors’ financial statements on an annual basis will remain in the new approved management model, according to rules set forth in CVM 695/12 (CPC 33R1).

With the Board’s decision, the company will structure the implementation and transition plan through the upcoming months for a new internal approval at Petrobras.

Petrobras reinforces its commitment to transparency and respect for all its employees.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer